

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2017

Mail Stop 4631

<u>Via E-mail</u>
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

> **Re: Stericycle Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **Response dated July 14, 2017**
> **File No. 1-37556**

Dear Mr. Ginnetti:

   We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2016</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page27</u>

1. We note your response to our comment number 1 from our letter dated June 14, 2017. In light of the fact that you continued to experience challenges internationally and in your M&I waste services throughout 2016, please tell us how you determined that an increase in your allowance for doubtful accounts was not warranted prior to the fourth quarter of 2016. Please also tell us how much of your allowance of doubtful accounts and outstanding receivables as of December 31, 2016 relates to the accounts receivable internationally and in your M&I services that were negatively impacted by the ongoing market and economic conditions. Please provide the aging for those accounts. Please

also quantify the revenues you have recognized during 2016 for customers that have not been paying current invoices and provide the related aging of their receivables.

2. We note your response to comment number 2 from our letter dated June 14, 2017. Please expand your disclosures to include a more robust discussion of all material factors impacting your effective tax rate consistent with the response you have outlined. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Critical Accounting Policies, page 28
Goodwill and Other Identifiable Intangible Assets, page 29

3. We note your response to comment number 3 from our letter dated June 14, 2017. Based on the relative fair values of your three new domestic reporting units presented in your response, it is unclear that the goodwill allocated to these new reporting units has been done so based on the relative fair values of the respective reporting units as indicated on page 30 of your Form 10-K. Please advise. Please also provide us with the carrying amounts of the reporting units both before and after the changes in reporting units.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Jeanne Baker, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction